RAIT Financial Trust

Cira Centre

2929 Arch St., 17th Floor

Philadelphia, PA 19104

January 30, 2008

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn: Daniel L. Gordon, Branch Chief

Re:	RAIT Financial Trust

Form 10-K for the year ended December 31, 2006

Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007

File No. 1-14760

Dear Mr. Gordon:

This letter responds to your comment letter dated January 28, 2008 concerning the above-referenced filings. For your convenience, I first restate your comment in italics and then provide RAIT Financial Trust’s (“RAIT”) response.

Form 10-Q for the Quarter Ended September 30, 2007

General

1.	We note the three bullet-pointed acknowledgements (i.e. Tandy Language) provided at the end of your response letter dated January 15, 2008. However, these acknowledgments must be provided in writing from your management, not from your outside counsel on management’s behalf. Please include the required written acknowledgments by a member of management in your next response letter.

As requested, I have included the required written acknowledgments in this response letter which is from a member of RAIT’s management.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22.

Performance Measures, page 32

2.	We note your response to prior comment 4 and we reissue the comment. We do not believe that your disclosures adequately address the requirements in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. We believe that your disclosures must include the following items:

•	A more detailed and company-specific discussion of the manner in which management uses “adjusted earnings” to conduct or evaluate its business;

•	A comprehensive discussion of the economic rationale for excluding each adjusting item in the reconciliation of “adjusted earnings” to the most directly comparable GAAP financial measure;

•

A clear and concise explanation for each financial statement line item that reconciles “adjusted earnings” to the most directly comparable GAAP financial measure, describing the limitations in understanding the company’s performance when management excludes each line item from the non-GAAP financial measure as compared to the most directly comparable GAAP financial measure and how management compensates for these limitations; and,

•	A more detailed discussion of the substantive reasons why management believes “adjusted earnings” provides useful information to investors.

Please address the above items in future filings.

RAIT confirms that it will address the above items in its future filings.

**************

With regard to the Form 10-Q for the quarter ended September 30, 2007 RAIT acknowledges the following:

•	RAIT is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	RAIT may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (215) 243-9032.

Very truly yours,

/s/ Jack E. Salmon
Chief Financial Officer

cc:	Daniel G. Cohen, Chief Executive Officer
Raphael Licht, Chief Legal Officer
J. Baur Whittlesey, Esq., Ledgewood, P.C.

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